Exhibit 99.4

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Hugo M. Miranda

I, Hugo M. Miranda, ChCM (RM), as an author of this report entitled “Technical Report on the Siembra Minera Project, Bolivar State, Venezuela” prepared for GR Engineering (Barbados), Inc., and dated March 16, 2018, do hereby certify that:

1.    I am a Principal Mining Engineer with RPA (USA) Ltd. of 143 Union Boulevard, Suite 505, Lakewood, Colorado, USA  80228.

2.    I am a graduate of the Santiago University of Chile, with a B.Sc. degree in Mining Engineering in 1993, and a Masters of Business Administration degree in 2004. I’m also a graduate of the Colorado School of Mines with a Master of Engineering (Engineer of Mines) degree in 2015.

3.    I am registered as a Competent Person of the Chilean Mining Commission (Registered Member #0031).  I am a Registered Member (#4149165) with the Society for Mining, Metallurgy, and Exploration (SME).  I have worked as a mining engineer for a total of 23 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•         Principal Mining Engineer - RPA in Colorado. Review and report as a consultant on mining operations and mining projects. Mine engineering including mine plan and pit optimization, pit design and economic evaluation.

•         Principal Mining Consultant – Pincock, Allen and Holt in Colorado, USA. Review and report as a consultant on numerous development and production mining projects.

•         Mine Planning Chief, El Tesoro Open Pit Mine - Antofagasta Minerals in Chile.

•         Open Pit Planning Engineer, Radomiro Tomic Mine, CODELCO – Chile.

•         Open Pit Planning Engineer, Andina Mine, CODELCO - Chile.

4.    I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.    I visited the Project on September 19, 2017.

6.    I am responsible for parts of Section 16 and share responsibility with my co-authors for Sections 1, 2, 3, 24, 25, and 26 of the Technical Report.

7.    I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.    I have had no prior involvement with the property that is the subject of the Technical Report.

9.    I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.  At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 16th day of March, 2018

(Signed and Sealed) “Hugo Miranda”

Hugo M. Miranda, C.P.